Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

12/10/2020 GlgCapital2, Cloudbreak Health and UpHealth Holdings to form Combined Entity as UpHealth Inc. (NYSE: UPH) | Financial Buzz

(https://www.financialbuzz.com/)

GlgCapital2, Cloudbreak Health and UpHealth Holdings to form Combined Entity as UpHealth Inc. (NYSE: UPH)

(Https://Www.Financialbuzz.Com/Author/) 11/23/2020 (https://www.financialbuzz.com/glgcapital2-cloudbreak-health-and-uphealth-holdings-to-form-combined-entity-as-uphealth-inc-nyse-uph/) 18164

GigCapital2 (NYSE: GIX) reported (https://www.cloudbreak.us/category/news/) entry into two definitive business combination agreements. One with UpHealth Holdings, Inc. and one with Cloudbreak Health, LLC to form a combined entity to create one publicly traded global digital healthcare company. The combined company will be named UpHealth, Inc. and will continue to be listed on the NYSE under the new ticker symbol “UPH”. If pending mergers, coincide with Cloudbreak and UpHealth’s plans, the new company will be organized in four types of capabilities, Global Telehealth, Digital Pharmacy, Tech enabled Behavioral Health and Integrated Care Management. “UpHealth is a global, digital health services and technology pioneer. It combines primary care with integrated care management and overlays pharmacy and behavioral telehealth services to provide a ‘one-stop shop’ platform to improve health outcomes, quality, costs, and patient experience. The business combination strengthens UpHealth to further penetrate the broad and fast-growing digital health and telehealth market.” – Chirinjeev Kathuria, MD – Co-Founder and Executive Chairman of UpHealth.

“Combining with UpHealth and its complementary suite of solutions will further our ability to power healthcare’s digital transformation and resolve disparities on a massive scale. We are proud to be part of this mission together.” – Jamey Edwards – CEO & Co-Founder of Cloudbreak Health.

“We are excited to partner with UpHealth and Cloudbreak through our Private-to-Public Equity (PPE)™ platform. The combined UpHealth has all the hallmarks we look for in a successful partnership, including a world-class executive team and an exceptional business model with scale, strong growth, and profitability margins in the digital healthcare industry. We are particularly excited about the opportunity to provide our Mentor-Investor™ discipline in partnership with an exceptional global leadership team, as well as participate in a high-tech integrated platform that comprises a variety of cutting edge disciplines, such as the Artificial Intelligence platform being developed by Global Telehealth in conjunction with the tech-enabled Behavioral Health divisions. We are confident UpHealth is at the inflection point and positioned for accelerated growth.” – Dr. Avi Katz – Founder and Executive Chairman of GigCapital2.

“Recognizing the significant opportunity in the continued transformation of healthcare through the use of digital health, we identified UpHealth as the only company that truly connects multiple parts of the healthcare continuum through technology. We believe that UpHealth is reshaping the future of healthcare and disrupting massive markets and critical needs through its integrated global health platform.” – Dr. Raluca Dinu, Chief Executive Officer and President of GigCapital2.

https://www.financialbuzz.com/glgcapital2-cloudbreak-health-and-uphealth-holdings-to-form-combined-entity-as-uphealth-inc-nyse-uph/

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.